February 27, 2007

Marmann, Irons & Associates, P.C.
900 E. 2nd St.
Sheffield, AL 35660

Dear Sirs:

This is notification of our intent to file the following disclosure on SEC
Form N-SAR concerning the termination of your engagement as certifying accountants for Foresight Funds, Inc. We intend to file Form N-SAR no later than March 9, 2007. Please provide a copy to us of a letter addressed to the Securities and Exchange Commission stating your agreement with these disclosures, or stating the respects with which you do not agree, in time for us to include a copy as an exhibit to our N-SAR filing.

Disclosure per Items 304(a)(1) and 304(a)(2) of Regulation S-K to be filed per Sub-Item 77K on Form N-SAR with the Securities and Exchange Commission:

Effective February 23, 2007, Marmann, Irons & Associates, P.C. (formerly Marmann, McCrary & Associates, P.C.) notified the board of directors of Foresight Funds, Inc. of its resignation as the firm's independent registered accounting firm, which resignation was accepted by the Audit Committee and Board of Directors. The reports of Marmann, Irons & Associates related to Foresight Funds' financial statements for the fiscal years ended December 31, 2004 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2004 and 2005, there were no disagreements with Marmann, Irons & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Marmann, Irons & Associates, would have caused them to make reference thereto in their reports on the financial statements for such periods. During the fiscal years ended December 31, 2004 and 2005, there were no reportable events as defined in
Item 304 (a) (1) (v) of Regulation S-K with respect to Foresight Funds' financial statements.

Foresight Funds, Inc. has provided a copy of these disclosures to Marmann, Irons & Associates, P.C. and requested that they provide a letter, addressed to the Securities and Exchange Commission, stating whether they agree with the above statements. A copy of that letter is filed herewith.

Effective February 23, 2007, Foresight Funds, Inc. has appointed
James B. McElravy, CPA, P.C. of Houston, Texas as the firm's independent certifying accountant for the year ended 2006, which appointment was approved by the Audit Committee and Board of Directors. During the fiscal years ended December 31, 2004 and 2005, neither Foresight Funds, Inc., nor anyone on their behalf, consulted James B. McElravy, CPA, P.C. regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Foresight Funds' financial statements, and neither a written report nor oral advice was provided to the Foresight Funds, Inc. by James B. McElravy, CPA, P.C.

We have enjoyed our association with your firm over the past several years and wish you the best!


Sincerely yours,

/s/ Michael M. Bissell

Michael M. Bissell
President